

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 16, 2020

Kouji Eguchi
Chief Executive Officer
Medirom Healthcare Technologies Inc.
2-3-1 Daiba, Minato-ku
Tokyo 135-0091, Japan

> **Re: Medirom Healthcare Technologies Inc.**
> **Amendment No. 2 to Registration Statement on Form F-1**
> **Filed December 11, 2020**
> **File No. 333-250762**

Dear Mr. Eguchi:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our December 9, 2020 letter.

Amendment No. 2 to Form F-1 Filed December 11, 2020

Capitalization, page 43

1. Please provide your calculation of the pro forma cash and cash equivalents balance as of June 30, 2020.

Dilution, page 44

2. Please provide us with your calculation of $12,812 thousand pro forma net intangible book value as of June 30, 2020.

Kouji Eguchi
Medirom Healthcare Technologies Inc.
December 16, 2020
Page 2

General

3. Please revise the registration statement cover page, prospectus cover page, and disclosure throughout the prospectus to identify the aggregate number of shares that you are registering in connection with the offering.

You may contact Suying Li at (202) 551-3335 or Linda Cvrkel at (202) 551-3813 if you have questions regarding comments on the financial statements and related matters. Please contact Nicholas Lamparski at (202) 551-4695 or Lilyanna Peyser at (202) 551-3222 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Barbara A. Jones